As filed with the Securities and Exchange Commission on May 19, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-35760

Silver Bay Realty Trust Corp.

(TAH Acquisition Holdings LLC as successor by merger to Silver Bay Realty Trust Corp.)

(Exact name of registrant as specified in its charter)

3300 Fernbrook Lane North, Suite 210

Plymouth, MN 55447

(952) 358-4400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*      Silver Bay Realty Trust Corp. merged with and into TAH Acquisition Holdings LLC on May 9, 2017, at which time the separate corporate existence of Silver Bay Realty Trust Corp. ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, TAH Acquisition Holdings LLC, as successor by merger to Silver Bay Realty Trust Corp., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TAH ACQUISITION HOLDINGS LLC (as successor by merger to Silver Bay Realty Trust Corp.)

Date:	May 19, 2017	By:	/s/ David Veneziano
David Veneziano
Vice President, General Counsel and Secretary